Exhibit 3.2
SECOND AMENDMENT TO BYLAWS
OF
LAFAYETTE SQUARE USA, INC.

The bylaws (the “Bylaws”) of Lafayette Square USA, Inc. (the “Corporation”) are hereby amended as follows:

The following is added in its entirety as Article V, Section 5.08:

SECTION 5.08 Restrictions. The Corporation shall not directly or indirectly repurchase, redeem, retire or otherwise acquire any of the Corporation’s capital stock, or take any other action, if, solely as a result of such action(s), a BHC Investor, its affiliates (as defined under the BHC Act) and its Regulated Transferees would own or control, or be deemed to own or control, collectively, greater than 4.00% of any class of voting securities (as such terms are defined and as such percentages are calculated under the BHC Act); provided, however, that the foregoing restriction will not apply (i) to the extent such BHC Investor, in its sole discretion, has waived such restriction or agreed to a higher cap, in each case in writing or (ii) to any repurchases, redemptions, retirements, acquisition or other action to the extent a BHC Investor, its affiliates and its Regulated Transferees are provided at least ten business days’ prior notice and permitted by the Corporation (and not expressly prohibited by law or regulatory directive) to participate on the same terms on a pro rata basis as any other party to or impacted by such transaction, such that after such transaction, such BHC Investor’s (together with its affiliates), as well as a Regulated Transferee’s, ownership of the Corporation’s securities would not exceed the 4.00% limitation described above; and provided further that to the extent the Corporation (in its sole discretion, subject to providing prior notice as set forth above) offers the option for any such transaction, to the extent such restriction was not otherwise waived or the applicable restriction increased in writing pursuant to clause (i) or is not expressly prohibited by law or regulatory directive, each BHC Investor, its affiliates and its Regulated Transferees shall at a minimum participate to ensure their total interest in any class of the Corporation’s voting securities remains below 4.00%. For the avoidance of doubt, the provision will not apply to any BHC Investor who (together with their affiliates and Regulated Transferees) initially purchases more than 4.00% of any class of voting securities, even if the Corporation’s subsequent actions cause such BHC Investor, its affiliates and Regulated Transferees to continue in the aggregate to own more than 4.00% of any class of voting securities.

For the purpose of this Section 5.08 and Section 5.09:

“BHC Act” means the U.S. Bank Holding Company Act of 1956, as amended and as interpreted and implemented by the Board of Governors of the Federal Reserve System, whether pursuant to regulation, interpretation or otherwise.

“BHC Investor” means an Investor that is a bank holding company, as defined in the BHC Act, a non-bank subsidiary (for purposes of the BHC Act) of a bank holding company, a foreign banking organization, as defined in Regulation K of the Board of Governors of the Federal Reserve System (12 C.F.R. § 211.23) or any successor regulation, or a non-bank subsidiary (for purposes of the BHC Act) of a foreign banking organization which subsidiary is engaged, directly or indirectly in business in the United States and which in any case holds shares of capital stock of the Company for its own account.

Exhibit 3.2
“Regulated Transferee” means a party to whom a BHC Investor transfers shares of capital stock of the Corporation and the transferees of any such party (and so on) other than a Permitted Regulatory Transferee.

“Permitted Regulatory Transfer” means a transfer of capital stock of the Corporation by a BHC Investor or its Regulated Transferee to an unaffiliated person in (A) a wide-spread public distribution; (B) a transfer to the Corporation; (C) transfers in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Corporation; or (D) a transfer to a transferee that would control more than 50% of every class of voting securities of the Corporation without any transfer from a BHC Investor or its Regulated Transferees; provided that any such transfer described in this definition must comply with any applicable Corporation transfer restrictions, including those contained in any subscription agreement of the Corporation.

“Permitted Regulatory Transferee” means a person unaffiliated with a BHC Investor or its Regulated Transferee who acquires capital stock of the Corporation from the BHC Investor or its Regulated Transferee in a Permitted Regulatory Transfer.”

The following is added in its entirety as Article V, Section 5.09:

SECTION 5.09 Voting Restrictions. If the shares of capital stock of the Corporation owned or controlled by any BHC Investor (together with the shares of its affiliates (as defined under the BHC Act) and its Regulated Transferees) exceed 4.99% of a class of voting securities (as such term is defined and as such percentage is calculated under the BHC Act) the BHC Investor’s vote shall, automatically and without any action required by the BHC Investor, be treated as reduced to 4.99% of the total votes cast on any matter on which the BHC Investor is permitted to vote. If the Corporation believes, or has reason to believe, that a BHC Investor’s ownership or control of interests exceeds the limit specified above, the Corporation shall promptly notify such BHC Investor that the Corporation so believes or has reason to believe that such Investor’s control of shares of capital stock of the Corporation exceeds this limit, and shall coordinate in good faith with the BHC Investor to promptly reduce the actual voting stock ownership of such BHC Investor to 4.99%. The limit in this Section 5.09 shall be in addition to and not in lieu of the protections in Section 5.08 and shall bind any Regulated Transferee of a BHC Investor as though such Regulated Transferee were a BHC Investor and any BHC Investor (including its Regulated Transferees) that transferred shares to such Regulated Transferee, directly or indirectly, in a transaction other than a Permitted Regulated Transfer shall be treated as a Regulated Transferee of such Regulated Transferee.

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.

AS APPROVED BY THE BOARD OF DIRECTORS OF THE CORPORATION, EFFECTIVE AS OF: JUNE 8, 2023.